Press Release October 7th, 2025	Exhibit 99.3

James Hardie Announces Preliminary Second Quarter Results and
Sees Improved Outlook for Siding & Trim

James Hardie Industries plc (NYSE / ASX : JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced preliminary expected financial results for the fiscal second quarter ended September 30th, 2025.
Preliminary Expected Consolidated Financial Information

Q2 FY26

Net Sales	$1.29 to 1.30 billion
Adjusted EBITDA	$326 to 331 million
Adjusted Net Income	$151 to 157 million
Adjusted Diluted Earnings Per Share	$0.26 to 0.27
Net Debt (As of September 30th, 2025)	$4.5 billion
Note: These estimates are preliminary and subject to the Company’s detailed quarter-end closing procedures. Refer to additional related cautionary notes within this press release for more information. Adjusted Net Income assumes a full year adjusted effective tax rate of approximately 20%. Adjusted Diluted Earnings Per Share assumes 582 million diluted weighted average Q2 common shares outstanding. Net Debt is presented consistently with the numerator for the company’s definition of Net Leverage Ratio and is calculated as total principal amount of debt less cash and cash equivalents excluding restricted cash.
Aaron Erter, CEO of James Hardie said, “Our Siding & Trim sales performance exceeded the expectations reflected in our modeling considerations. Siding & Trim second quarter organic net sales fell low single-digits vs. the prior year, and distributors and dealers reduced inventory less than we had anticipated. Even as single-family new construction remains challenging, our customers’ commitment to ensuring the availability of our products demonstrates the importance of our brand and strong partnerships. We are encouraged by our second quarter results and believe the outlook for Siding & Trim has modestly improved. We will provide an update to our full year guidance through March with our second quarter earnings call in November.”
Mr. Erter continued, “The integration of AZEK and our synergy capture initiatives remain on-track. AZEK performed well in the second quarter, with mid-single digit growth in both net sales and sell-through for Deck, Rail & Accessories vs. the prior year. While our fiscal third quarter, ending December 31st, is traditionally the seasonally smallest for Deck, Rail & Accessories shipments, it remains a key period when dealer partners make shelf space plans for the following year’s selling season. We have clear opportunities to secure incremental shelf space for our Deck, Rail & Accessories products and expand James Hardie Siding & Trim into AZEK’s loyal dealer network in key repair and remodel geographies. Our ability to deliver against these new business opportunities reflects the value proposition we bring to our customers through a comprehensive product portfolio, trusted brands and long-term partnerships. These shelf space opportunities represent early proof points that reinforce our confidence in our ability to drive commercial synergies next fiscal year.”

Press Release: James Hardie – Preliminary Second Quarter Ended September 30, 2025	1

Press Release October 7th, 2025

This Press Release has been authorized by the James Hardie Board of Directors.

Fiscal Second Quarter Earnings Release and Conference Call
James Hardie will hold a conference call to discuss results and outlook on Tuesday, November 18th, 2025 (EST) / Wednesday, November 19th, 2025 (AEDT). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Press Release: James Hardie – Preliminary Second Quarter Ended September 30, 2025	2

Press Release October 7th, 2025

Cautionary Note and Use of Non-GAAP Measures
The above second quarter results are preliminary and subject to the Company’s detailed quarter-end closing procedures. The Company’s consolidated financial statements as of, and for the three months ended, September 30th, 2025 are not yet available. Accordingly, the information presented above reflects the Company’s preliminary estimates subject to the completion of the Company’s financial closing procedures and any adjustments that may result from the completion of the quarterly review of the Company’s consolidated financial statements. As a result, these preliminary estimates may differ from the actual results that will be reflected in the Company’s consolidated financial statements for the second quarter when they are completed and publicly disclosed. These preliminary estimates may change and those changes may be material. The Company’s expectations with respect to its unaudited results for the period discussed above are based upon management estimates. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary estimates and, accordingly, does not express an opinion or any other form of assurance about them.
This Press Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.
This Press Release contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Press Release except as required by law.

Press Release: James Hardie – Preliminary Second Quarter Ended September 30, 2025	3